UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the quarterly period ended November 10, 2011
Commission file number 1-33198
TEEKAY OFFSHORE PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
4th floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐     No ☑

TEEKAY OFFSHORE PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
EARNINGS RELEASE
TEEKAY OFFSHORE PARTNERS
REPORTS THIRD QUARTER RESULTS
Highlights
•	Generated distributable cash flow(1) of $52.1 million in the third quarter of 2011, up 150 percent from the same period of the prior year.

•	Total liquidity of $286.2 million as at September 30, 2011.

•	Completed acquisition of shuttle tanker newbuildings Peary Spirit and Scott Spirit on August 2 and October 1, 2011, respectively.

•	Announced intention to acquire Piranema FPSO from Sevan ASA for approximately $165 million.

•	Announced $170 million equity private placement primarily to finance Piranema FPSO.
Hamilton, Bermuda, November 10, 2011 — Teekay Offshore GP L.L.C., the general partner of Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership) (NYSE: TOO), today reported the Partnership’s results for the quarter ended September 30, 2011. During the third quarter of 2011, the Partnership generated distributable cash flow(1) of $52.1 million, compared to $20.8 million in the same period of the prior year. The increase is mainly related to the Partnership’s acquisition of the remaining 49 percent interest in Teekay Offshore Operating L.P. (OPCO) in March 2011, the acquisition of the Cidade de Rio Das Ostras floating production storage and offloading (FPSO) unit in October 2010, and the acquisition of three newbuilding shuttle tankers during the past three quarters.
On October 18, 2011, the Partnership declared a cash distribution of $0.50 per unit for the quarter ended September 30, 2011. The cash distribution is payable on November 14, 2011 to all unitholders of record on November 2, 2011.
“The Partnership reported very strong operating results for the third quarter, primarily due to lower operating costs and higher shuttle tanker revenues resulting from a number of short-term transportation and storage contracts at higher rates,” commented Peter Evensen, Teekay Offshore GP LLC’s Chief Executive Officer. “While we do not expect the results for the fourth quarter to be as strong, we are pleased with the continued growth of the Partnership through the recent acquisitions of two newbuilding shuttle tankers and the announcement earlier today to acquire the Piranema FPSO from Sevan Marine.”
Summary of Recent Transactions
In connection with Teekay Corporation’s (Teekay) previously announced transaction to acquire three FPSO units from Sevan Marine ASA (Sevan), the Partnership today announced today that Teekay and Teekay Offshore intend for Teekay Offshore to acquire the Piranema FPSO unit directly from Sevan Marine ASA (Sevan) for approximately $165 million, subject to certain working capital adjustments. The 2007-built Piranema FPSO is currently operating under a long-term charter to Petrobras S.A. on the Piranema field located offshore Brazil. The charter includes a firm contract period through March 2018, with up to 11 one-year extension options and includes cost escalation clauses.
The remaining two Sevan FPSOs, the Sevan Hummingbird (which is currently operating under a short-term charter contract), and the Sevan Voyageur (which is currently undergoing an upgrade) initially would be acquired by Teekay. If acquired by Teekay, both FPSO units would be eligible to be acquired by Teekay Offshore upon commencement of charter contracts with a firm period of greater than three years in duration.
In addition, the Partnership announced today that it has agreed to sell approximately 7.1 million common units in a private placement to a group of institutional investors for proceeds of approximately $170 million (excluding its general partner’s proportionate capital contribution). The Partnership intends to use the proceeds from the sale of common units to partially finance the acquisition of the Piranema FPSO and to partially fund the Partnership’s previously announced acquisition of four newbuilding shuttle tankers that are scheduled to deliver in mid-2013.
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On August 2, 2011 the Partnership completed the acquisition of a newbuilding shuttle tanker, the Peary Spirit, for a cost of $134.5 million. The purchase price was financed through the assumption of debt of $96.8 million and $37.7 million in cash.
On October 1, 2011, the Partnership completed the acquisition of another newbuilding shuttle tanker, the Scott Spirit, for a cost of $116 million, including $93.3 million of debt which was assumed by Teekay Offshore. The purchase price is subject to adjustment for up to an additional $12 million based upon incremental shuttle tanker revenues generated during the two years following acquisition.
Teekay Offshore’s Fleet
The following table summarizes Teekay Offshore’s fleet as of November 1, 2011 and excludes the Piranema FPSO unit.

	Number of Vessels
	Owned		Chartered-	Committed
	Vessels		in Vessels	Newbuildings		Total
Shuttle Tanker Segment	32	(i)(ii)	4	4	(iii)	40
Conventional Tanker Segment	10	(iv)	—	—		10
FSO Segment	5		—	—		5
FPSO Segment	2		—	—		2

Total	49		4	4		57

(i)	Includes six shuttle tankers in which Teekay Offshore’s interest is 50 percent and three shuttle tankers in which Teekay Offshore’s ownership is 67 percent.

(ii)	Includes the Scott Spirit which the Partnership acquired from Teekay effective during October 2011

(iii)	Includes four shuttle tanker newbuildings expected to deliver in mid- to late-2013 and commence operations under contracts with a subsidiary of BG Group plc in Brazil.

(iv)	Reflects the sale of the Scotia Spirit in August 2011.
In early August 2011, the Partnership sold its 1993-built conventional Aframax tanker, the Scotia Spirit, to a third party buyer for net proceeds of $8.3 million. As a result of the early termination of the time-charter for this vessel, the Partnership received a termination fee of $2.1 million.
Future Growth Opportunities
Pursuant to an omnibus agreement that Teekay Offshore entered into in connection with its initial public offering in December 2006, Teekay is obligated to offer to the Partnership its interest in certain shuttle tankers, floating storage and offtake (FSO) units, FPSO units and joint ventures Teekay may acquire in the future, provided the vessels are servicing contracts with remaining durations of greater than three years. The Partnership may also acquire other vessels that Teekay may offer it from time to time.
Shuttle Tankers
Teekay Offshore recently acquired three Aframax shuttle tanker newbuildings (the Amundsen Spirit, the Nansen Spirit and the Peary Spirit). The Partnership acquired a fourth shuttle tanker newbuilding, the Scott Spirit, from Teekay on October 1, 2011 for a cost of $116 million. The purchase price is subject to adjustment for up to an additional $12 million based upon incremental shuttle tanker revenues generated during the two years following acquisition.
In June 2011, the Partnership entered into a new long-term contract with a subsidiary of BG to provide shuttle tanker services in Brazil. The contract with BG will be serviced by four Suezmax newbuilding shuttle tankers to be constructed by Samsung Heavy Industries for an estimated total delivered cost of approximately $480 million. Upon their scheduled delivery in mid- to late-2013, the vessels will commence operations under ten-year, fixed-rate time-charter contracts. The contract with BG also includes certain extension options and vessel purchase options.
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FPSO Units
In October 2011, Teekay announced that it has entered into an agreement with Sevan and holders of more than two-thirds of each of Sevan’s bond loans for Teekay to acquire three FPSO units from Sevan, including the Piranema FPSO described above, and to make an equity investment in a recapitalized Sevan. Under Teekay’s existing omnibus agreement and as further agreed between Teekay and the Partnership, following the proposed upgrading of the Voyageur FPSO unit and its acquisition by Teekay from Sevan, this unit would be eligible for sale to the Partnership upon commencement of its contract with the charterer, which is expected to occur during the third quarter of 2012. Following the proposed acquisition of the Hummingbird FPSO unit by Teekay, this unit would be eligible for sale to the Partnership upon commencement of a new charter contract with a firm period of greater than three years.
Pursuant to the omnibus agreement and a subsequent agreement, Teekay is obligated to offer to sell the Petrojarl Foinaven FPSO unit, an existing unit owned by Teekay and operating under a long-term contract in the North Sea, to Teekay Offshore prior to July 9, 2012. The purchase price for the Petrojarl Foinaven FPSO unit would be at its fair market value plus any additional tax or other costs to Teekay that would be required to transfer the FPSO unit to the Partnership.
In October 2010, Teekay signed a long-term contract with Petrobras to provide a FPSO unit for the Tiro and Sidon fields located in the Santos Basin offshore Brazil. The contract with Petrobras will be serviced by a newly converted FPSO unit, named Petrojarl Cidade de Itajai. The new FPSO unit is scheduled to deliver in mid-2012, when it will commence operations under a nine-year, fixed-rate time-charter contract to Petrobras with six additional one-year extension options. Pursuant to the omnibus agreement, Teekay is obligated to offer to the Partnership its 50 percent interest in this FPSO project at Teekay’s fully built-up cost, within 365 days after the commencement of the charter with Petrobras.
In May 2011, Teekay entered into a joint venture agreement with Odebrecht Oil & Gas S.A. (a member of the Odebrecht group) to jointly pursue FPSO projects in Brazil. Odebrecht is a well-established Brazil-based company that operates in the engineering and construction, petrochemical, bioenergy, energy, oil and gas, real estate and environmental engineering sectors, with over 120,000 employees and a presence in over 20 countries. As part of the joint venture agreement, Odebrecht is a 50 percent partner in the Tiro Sidon FPSO project and Teekay is currently working with Odebrecht on other FPSO project opportunities which, if awarded, may result in the future sale of new FPSO units to the Partnership pursuant to the omnibus agreement.
In June 2011, Teekay entered into a new contract with BG Norge Limited to provide a harsh weather FPSO unit for the Knarr oil and gas field located in the North Sea. The contract will be serviced by a new FPSO unit to be constructed by Samsung Heavy Industries for a fully built-up cost of approximately $1 billion. Pursuant to the omnibus agreement, Teekay is obligated to offer to the Partnership its interest in this FPSO project at Teekay’s fully built-up cost, within 365 days after the commencement of the charter, which is expected to occur during the first quarter of 2014.
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Financial Summary
The Partnership reported adjusted net income attributable to the partners(1) (as detailed in Appendix A to this release) of $31.6 million for the quarter ended September 30, 2011, compared to $12.9 million for the same period of the prior year. Adjusted net income attributable to the partners excludes a number of specific items that had the net effect of decreasing net income by $106.7 million and $16.8 million for the quarters ended September 30, 2011 and 2010, respectively, as detailed in Appendix A. Including these items, the Partnership reported, on a GAAP basis, net loss attributable to the partners of $75.1 million for the third quarter of 2011, compared to a net loss of $3.9 million in the same period of the prior year. Net revenues(2) for the third quarter of 2011 increased to $208.8 million compared to $181.8 million in the same period of the prior year.
The Partnership reported adjusted net income attributable to the partners(1) (as detailed in Appendix A to this release) of $79.9 million for the nine months ended September 30, 2011, compared to $51.9 million for the same period of the prior year. Adjusted net income attributable to the partners excludes a number of specific items that had the net effect of decreasing net income by $143.0 million and $43.7 million for the nine months ended September 30, 2011 and 2010, respectively, as detailed in Appendix A. Including these items, the Partnership reported, on a GAAP basis, net loss attributable to the partners of $63.1 million for the nine months ended September 30, 2011 and net income attributable to the partners of $8.2 million for the nine months ended September 30, 2010. Net revenues(2) for the nine months ended September 30, 2011 increased to $618.7 million compared to $572.3 million in the same period of the prior year.
Due to the significant reduction in spot conventional tanker rates and asset values during the past several quarters, for accounting purposes, the Partnership recorded non-cash impairment charges of $24.0 million in the third quarter of 2011 associated with three of the Partnership’s older vessels. These non-cash charges do not affect the Partnership’s operations, cash flows, liquidity, or any of the Partnership’s loan covenants.
For accounting purposes, the Partnership is required to recognize, through the consolidated statements of loss, changes in the fair value of certain derivative instruments as unrealized gains or losses. This revaluation does not affect the economics of any hedging transactions or have any impact on the Partnership’s actual cash flows or the calculation of its distributable cash flow.
The Partnership has recast its historical financial results to include the results of the Falcon Spirit FSO unit, the Cidade de Rio das Ostras (Rio das Ostras) FPSO unit and the Amundsen Spirit shuttle tanker unit relating to the periods prior to their acquisition by the Partnership from Teekay, which pre-acquisition results are referred to in this release as the Dropdown Predecessor. In accordance with GAAP, business acquisitions of entities under common control that have begun operations are required to be accounted for in a manner whereby the Partnership’s financial statements are retroactively adjusted to include the historical results of the acquired vessels from the date the vessels were originally under the control of Teekay. For these purposes, the Falcon Spirit was under common control by Teekay from December 15, 2009 until April 1, 2010, when it was sold to the Partnership; the Rio das Ostras FPSO unit was under common control by Teekay from April 1, 2008 to October 1, 2010, when it was sold to the Partnership; and the Amundsen Spirit was under common control by Teekay from July 30, 2010 to October 1, 2010, when it was sold to the Partnership
On October 1, 2010, Teekay Offshore agreed to acquire Teekay’s interest in the newbuilding shuttle tanker Peary Spirit. Prior to its acquisition by the Partnership, this entity was considered a variable interest entity for accounting purposes. As a result, the Partnership’s consolidated financial statements include the financial position, operating results and cash flow contribution of the Peary Spirit subsequent to October 1, 2010. The Peary Spirit was acquired by the Partnership on August 2, 2011.

(1)
Adjusted net income attributable to the partners is a non-GAAP financial measure. Please refer to Appendix A included in this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP and information about specific items affecting net income that are typically excluded by securities analysts in their published estimates of the Partnership’s financial results.

(2)
Net revenues represents revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s website at www.teekayoffshore.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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Operating Results
The following table highlights certain financial information for Teekay Offshore’s four main segments: the Shuttle Tanker segment, the Conventional Tanker segment, the FSO segment, and the FPSO segment (please refer to the “Teekay Offshore’s Fleet” section of this release above and Appendix C for further details).
Three Months Ended
September 30, 2011
(unaudited)

		Conventional
	Shuttle Tanker	Tanker	FSO	FPSO
(in thousands of U.S. dollars)	Segment	Segment	Segment	Segment	Total
Net revenues	122,825	29,200	14,713	42,066	208,804

Vessel operating expenses	40,327	5,965	7,164	18,185	71,641
Time-charter hire expense	18,620	—	—	—	18,620
Depreciation and amortization	29,102	5,572	2,945	9,284	46,903

Cash flow from vessel operations(1)	55,156	22,214	7,456	20,401	105,227
Three Months Ended
September 30, 2010
(unaudited)

		Conventional
	Shuttle Tanker	Tanker	FSO	FPSO
(in thousands of U.S. dollars)	Segment(2)	Segment	Segment	Segment(3)	Total
Net revenues	108,750	22,116	16,777	34,176	181,819

Vessel operating expenses	34,263	6,144	8,296	18,333	67,036
Time-charter hire expense	20,352	—	—	—	20,352
Depreciation and amortization	27,569	7,239	3,479	8,892	47,179

Cash flow from vessel operations(1)	45,636	14,932	8,161	9,162	77,891

(1)
Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense, write-down of vessels and amortization of deferred gains, includes the realized gains (losses) on the settlement of foreign exchange forward contracts and excludes the cash flow from vessel operations relating to the Partnership’s Dropdown Predecessor and adjusting for direct financing leases to a cash basis. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekayoffshore.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(2)
Cash flow from vessel operations for the Shuttle Tanker segment excludes the cash flow generated by the Amundsen Spirit shuttle tanker unit prior to its acquisition by the Partnership on October 1, 2010. Results for the Amundsen Spirit shuttle tanker unit for the periods prior to its acquisition by the Partnership when it was owned and operated by Teekay are included in the Dropdown Predecessor.

(3)
Cash flow from vessel operations for the FPSO segment excludes the cash flow generated by the Rio das Ostras FPSO unit prior to its acquisition by the Partnership on October 1, 2010. Results for the Rio das Ostras FPSO unit for the periods prior to its acquisition by the Partnership when it was owned and operated by Teekay are included in the Dropdown Predecessor.

Shuttle Tanker Segment
Cash flow from vessel operations from the Partnership’s shuttle tanker segment increased to $55.2 million for the third quarter of 2011 compared to $45.6 million for the same period of the prior year, primarily due to an increase in revenues from offshore projects in the North Sea, an increase in revenues resulting from the September 2010 amended master agreement with Statoil, which includes the contribution from the acquisition of the three newbuilding shuttle tankers, the Amundsen Spirit and Nansen Spirit (which were acquired during the fourth quarter of 2010), and the Peary Spirit (which was acquired in August 2011), and lower time-charter hire expense due to the redelivery of two in-chartered vessels. This was partially offset by higher vessel operating expenses, the termination of the time-charter out contract of the Basker Spirit in the first quarter of 2011, and lower revenue as a result of fewer revenue days from vessels operating under contracts of affreightment.
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Conventional Tanker Segment
Cash flow from vessel operations from the Partnership’s conventional tanker segment increased to $22.2 million in the third quarter of 2011 compared to $14.9 million for the same period of the prior year, primarily due to a decrease in the number of off-hire days due to scheduled drydocking days and lower bunker consumption.
FSO Segment
Cash flow from vessel operations from the Partnership’s FSO segment decreased to $7.5 million in the third quarter of 2011 compared to $8.2 million for the same period of the prior year, primarily due to the sale of the Karratha Spirit FSO unit during the first quarter of 2011.
FPSO Segment
Cash flow from vessel operations from the Partnership’s FPSO segment increased to $20.4 million for the third quarter of 2011 compared to $9.2 million for the same period of the prior year, primarily due to the acquisition of the Rio das Ostras FPSO unit in October 2010, and a planned maintenance shutdown on the Petrojarl Varg FPSO unit during the third quarter of 2010.
Liquidity
As of September 30, 2011, the Partnership had total liquidity of $286.2 million, which consisted of $160.9 million in cash and cash equivalents and $125.3 million in undrawn revolving credit facilities.
Conference Call
The Partnership plans to host a conference call on November 11, 2011 at 12:30 p.m. (ET) to discuss its results for the third quarter of 2011. An accompanying investor presentation will be available on Teekay Offshore’s website at www.teekayoffshore.com prior to the start of the call. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:
•	By dialing (866) 322-8032 or (416) 640-3406, if outside North America, and quoting conference ID code 7648937.

•	By accessing the webcast, which will be available on Teekay Offshore’s website at www.teekayoffshore.com (the archive will remain on the website for a period of 30 days).
The conference call will be recorded and available until November 18, 2011. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 7648937.
About Teekay Offshore Partners L.P.
Teekay Offshore Partners L.P., a publicly-traded master limited partnership formed by Teekay Corporation (NYSE: TK), is an international provider of marine transportation, oil production and storage services to the offshore oil industry. Teekay Offshore owns interests in 40 shuttle tankers (including four chartered-in vessels and four committed newbuildings), five floating storage and offtake (FSO) units, 10 conventional oil tankers, and two floating production, storage and offloading (FPSO) units. Teekay Offshore also has rights to participate in certain other FPSO and shuttle tanker opportunities provided by Teekay Corporation.
Teekay Offshore Partners’ common units trade on the New York Stock Exchange under the symbol “TOO”.
For Investor Relations enquiries contact:
Kent Alekson
Tel: +1 (604) 609-6442
Web site: www.teekayoffshore.com
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TEEKAY OFFSHORE PARTNERS L.P.
SUMMARY CONSOLIDATED STATEMENTS OF LOSS
(in thousands of U.S. dollars, except unit data)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2011	2011	2010(1)(2)	2011	2010(1)(2)(3)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

REVENUES	239,900	234,145	210,866	707,816	671,283

OPERATING EXPENSES
Voyage expenses	31,096	32,572	29,047	89,133	98,950
Vessel operating expenses (4)	71,641	75,197	67,036	221,968	191,532
Time-charter hire expense	18,620	18,182	20,352	57,072	68,814
Depreciation and amortization	46,903	46,163	47,179	138,636	140,111
General and administrative (4)	17,643	18,157	16,838	54,530	49,820
Loss on sale of vessel	—	—	—	171	—
Write-down of vessels	23,961	8,194	—	33,055	—
Restructuring charge (5)	—	—	—	3,924	119

	209,864	198,465	180,452	598,489	549,346

Income from vessel operations	30,036	35,680	30,414	109,327	121,937

OTHER ITEMS
Interest expense	(9,271)	(8,890)	(9,652)	(26,630)	(28,858)
Interest income	181	150	240	460	642
Realized and unrealized (loss) gain on derivative instruments (6)	(100,499)	(38,720)	(37,191)	(128,379)	(119,529)
Foreign exchange gain (loss) (7)	(316)	367	(2,615)	(748)	1,255
Income tax recovery (expense)	3,528	(3,037)	(8,779)	(2,162)	8,585
Other income — net	966	1,159	1,623	3,435	5,514

Net loss	(75,375)	(13,291)	(25,960)	(44,697)	(10,454)

Net (loss) income attributable to:
Non-controlling interests	(296)	(1,937)	(5,231)	18,360	(1,954)
Dropdown Predecessor (1)(2)(3)	—	—	(16,869)	—	(16,685)
Partners	(75,079)	(11,354)	(3,860)	(63,057)	8,185
Limited partners’ units outstanding:
Weighted-average number of common units outstanding - Basic and diluted	63,459,310	62,800,314	45,450,625	61,166,318	42,165,412
Total units outstanding at end of period	63,513,580	62,800,314	48,797,500	63,513,580	48,797,500

(1)
Results for the Rio das Ostras FPSO unit for the period beginning in April 2008 prior to its acquisition by the Partnership in October 2010 when it was owned and operated by Teekay Corporation, are included in the Dropdown Predecessor.

(2)
Results for the Amundsen Spirit shuttle tanker for the period beginning in July 2010 prior to its acquisition by the Partnership in October 2010 when it was owned and operated by Teekay Corporation, are included in the Dropdown Predecessor.

(3)
Results for the Falcon Spirit FSO unit for the period beginning in December 2009 prior to its acquisition by the Partnership in April 2010 when it was owned and operated by Teekay Corporation, are included in the Dropdown Predecessor.

(4)
The Partnership has entered into foreign exchange forward contracts, which are economic hedges for certain vessel operating expenses and general and administrative expenses. Certain of these forward contracts have been designated as cash flow hedges pursuant to GAAP. Unrealized (losses) gains arising from hedge ineffectiveness from such forward contracts, including forward contracts relating to the Dropdown Predecessor, are reflected in vessel operating expenses, and general and administrative expenses in the above Summary Consolidated Statements of (Loss) Income as detailed in the table below:

	Three Months Ended		Nine Months Ended
	September 30, 2011	June 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
Vessel operating expenses	(33)	(83)	(428)	(300)	(2,750)
General and administrative	(109)	69	410	90	(1,144)
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(5)
Restructuring charges for the nine months ended September 30, 2011 were incurred in connection with the sale of an FSO unit and the termination of the charter contract of one of the Partnership’s shuttle tankers. Restructuring charges for the nine months ended September 30, 2010 were incurred in connection with the re-flagging of certain of the Partnership’s shuttle tankers.

(6)
The realized (losses) gains relate to the amounts the Partnership actually paid or received to settle such derivative instruments and the unrealized (losses) gains relate to the change in fair value of such derivative instruments as detailed in the table below:

	Three Months Ended			Nine Months Ended
	September 30, 2011	June 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
Realized (losses) gains relating to:
Interest rate swaps	(14,889)	(13,769)	(11,387)	(42,360)	(36,231)
Foreign currency forward contract	1,950	1,204	(150)	3,572	(645)

	(12,939)	(12,565)	(11,537)	(38,788)	(36,876)

Unrealized (losses) gains relating to:
Interest rate swaps	(80,702)	(26,969)	(33,637)	(86,906)	(86,776)
Foreign currency forward contracts	(6,858)	814	7,983	(2,685)	4,123

	(87,560)	(26,155)	(25,654)	(89,591)	(82,653)

Total realized and unrealized (losses) gains on non-designated derivative instruments	(100,499)	(38,720)	(37,191)	(128,379)	(119,529)

(7)
Foreign exchange gain (loss) includes realized gains of $0.8 million and $2.2 million, for the three and nine months ended September 30, 2011, respectively, relating to the amounts the Partnership received to settle the Partnership’s non-designated cross currency swap that was entered into as an economic hedge in relation to the Partnership’s NOK 600 million unsecured bond. Foreign exchange gain (loss) also includes unrealized losses of ($9.8) million and ($0.4) million for the three and nine months ended September 30, 2011, respectively, relating to the change in fair value of such derivative instrument, offset by $9.1 million and $0.8 million in unrealized gains on the revaluation of the NOK bond for the three and nine months ended September 30, 2011, respectively.

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TEEKAY OFFSHORE PARTNERS L.P.
SUMMARY CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at	As at	As at
	September 30, 2011	June 30, 2011	December 31, 2010
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	160,935	158,644	166,483
Vessels held for sale	—	8,300	—
Other current assets	140,078	163,318	142,493
Vessels and equipment	2,241,569	2,302,656	2,247,323
Advances on newbuilding contracts	44,947	44,600	52,184
Other assets	55,119	71,468	78,267
Intangible assets	23,423	25,203	28,763
Goodwill	127,113	127,113	127,113

Total Assets	2,793,184	2,901,302	2,842,626

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	95,642	90,121	101,287
Other current liabilities	85,618	183,793	113,183
Current portion of long-term debt	145,108	202,677	152,096
Long-term debt	1,780,096	1,714,458	1,565,044
Other long-term liabilities	226,281	144,718	140,842
Redeemable non-controlling interest	39,147	39,604	41,725
Equity:
Non-controlling interest	39,203	46,703	170,876
Partners’ equity	382,089	479,228	557,573

Total Liabilities and Equity	2,793,184	2,901,302	2,842,626

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TEEKAY OFFSHORE PARTNERS L.P.
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Nine Months Ended September 30,
	2011	2010(1)
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES

Net operating cash flow	203,002	227,754

FINANCING ACTIVITIES
Proceeds from drawdown of long-term debt	420,626	119,400
Scheduled repayments of long-term debt	(86,230)	(62,311)
Prepayments of long-term debt	(125,561)	(309,235)
Advance from joint venture partner	14,500	—
Repayment of advance from joint venture partner	(14,500)	—
Repayment of long-term debt relating to Dropdown Predecessor relating to Falcon Spirit	—	(32,834)
Contribution by Teekay Corporation relating to acquisition of Rio das Ostras	2,000	—
Distribution to Teekay Corporation for the acquisition of Falcon Spirit	—	(11,295)
Equity contribution from Teekay Corporation to Dropdown Predecessor	—	19,172
Purchase of 49% interest in Teekay Offshore Operating L.P.	(160,000)	—
Purchase of Peary Spirit LLC	(37,730)	—
Equity contribution from joint venture partner	3,750	233
Proceeds from issuance of common units	20,408	237,041
Expenses of equity offerings	(119)	(11,117)
Cash distributions paid by the Partnership	(95,329)	(60,579)
Cash distributions paid by subsidiaries to non-controlling interests	(33,475)	(58,969)
Other	(658)	(1,025)

Net financing cash flow	(92,318)	(171,519)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(145,538)	(5,811)
Proceeds from sale of vessels and equipment	13,354	—
Investment in direct financing lease assets	316	(887)
Direct financing lease payments received	15,636	17,181

Net investing cash flow	(116,232)	10,483

(Decrease) increase in cash and cash equivalents	(5,548)	66,718
Cash and cash equivalents, beginning of the period	166,483	109,407

Cash and cash equivalents, end of the period	160,935	176,125

(1)
In accordance with GAAP, the Summary Consolidated Statements of Cash Flows includes the cash flows relating to: the Falcon Spirit FSO unit, for the period from December 15, 2009 to April 1, 2010; the Rio das Ostras FPSO unit, for the period from April 1, 2008 to October 1, 2010; and the Amundsen Spirit shuttle tanker unit, for the period from July 30, 2010 to October 1, 2010, when the vessels were under the common control of Teekay Corporation, but prior to their acquisition by the Partnership.

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TEEKAY OFFSHORE PARTNERS L.P.
APPENDIX A — SPECIFIC ITEMS AFFECTING NET (LOSS) INCOME
(in thousands of U.S. dollars)
Set forth below is a reconciliation of the Partnership’s unaudited adjusted net income attributable to the partners, a non-GAAP financial measure, to net (loss) income attributable to the partners as determined in accordance with GAAP. The Partnership believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Partnership’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Partnership’s financial results. Adjusted net income attributable to the partners is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net loss — GAAP basis	(75,375)	(25,960)	(44,697)	(10,454)
Net loss (income) attributable to non-controlling interests	296	5,231	(18,360)	1,954
Net income (loss) attributable to Dropdown Predecessor	—	16,869	—	16,685
Net (loss) income attributable to the partners	(75,079)	(3,860)	(63,057)	8,185
Add (subtract) specific items affecting net (loss) income:
Foreign exchange losses(1)	1,092	(1,737)	2,967	(1,173)
Foreign currency exchange losses resulting from hedging ineffectiveness (2)	142	(16)	210	3,896
Deferred income tax expense (recovery) relating to unrealized foreign exchange gains (3)	—	13,174	10,096	(1,032)
Unrealized losses on derivative instruments (4)	87,560	20,292	89,591	76,204
Loss on sale of vessel (5)	—	—	171	—
Write-down of vessels(6)	23,961	—	33,055	—
Restructuring charges and other(7)	(5,239)	—	(366)	3,753
Non-controlling interests’ share of items above	(808)	(14,956)	7,231	(37,899)

Total adjustments	106,708	16,757	142,955	43,749

Adjusted net income attributable to the partners	31,629	12,897	79,898	51,934

(1)
Foreign exchange losses primarily relate to the Partnership’s revaluation of all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period, excluding amounts related to Dropdown Predecessor, and the realized gains relating to the cross currency swap.

(2)
Foreign currency exchange losses resulting from hedging ineffectiveness include the unrealized losses arising from hedge ineffectiveness from foreign exchange forward contracts that are or have been designated as hedges for accounting purposes. This excludes foreign currency exchange losses resulting from hedging ineffectiveness relating to the Dropdown Predecessors of ($34,387) and $nil, for the three and nine months ended September 30, 2010, respectively.

(3)
Portion of deferred income tax expense (recovery) related to unrealized foreign exchange gains and losses. There is no adjustment for this item for the three months ended September 30, 2011, as a full valuation allowance was taken against the deferred tax recovery.

(4)
Reflects the unrealized losses due to changes in the mark-to-market value of interest rate swaps and foreign exchange forward contracts that are not designated as hedges for accounting purposes, excluding unrealized losses of $5.4 million and $6.5 million relating to the Dropdown Predecessors for the three and nine months ended September 30, 2010, respectively.

(5)	Loss on sale of vessel relates to the sale of the Karratha Spirit FSO unit.

(6)
Write-down of vessels for the three months ended September 30, 2011 relate to the valuation impairment of two older conventional tankers and one older shuttle tanker, which were written down to their estimated fair values. For the nine months ended September 30, 2011, one additional older conventional vessel was written down to its sales value.

(7)
Restructuring charges of $3.9 million for the nine months ended September 30, 2011 were incurred in connection with the sale of an FSO unit and the termination of the charter contract of one of the Partnership’s shuttle tankers. Restructuring charges of $0.1 million for the nine months ended September 30, 2010 were incurred in connection with the re-flagging of certain of the Partnership’s vessels. Other items for the three and nine months ended September 30, 2011 include ($3.1) million related to the tax recovery on the loss on sale and ($2.1) million related to the cancellation fee received both associated with the Scotia Spirit. Other items for the nine months ended September 30, 2011 include $0.9 million related to a one-time management fee associated with the portion of stock-based compensation grants of Teekay’s former Chief Executive Officer that had not yet vested prior to the date of his retirement on March 31, 2011. Other items for the nine months ended September 30, 2010 include $3.6 million relating to adjustments to the carrying value of certain capitalized drydocking expenditures and non-recurring adjustments to tax accruals.

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TEEKAY OFFSHORE PARTNERS L.P.
APPENDIX B — RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

(in thousands of U.S. dollars)
Description of Non-GAAP Financial Measure — Distributable Cash Flow (DCF)
Distributable cash flow represents net loss adjusted for depreciation and amortization expense, non-controlling interest, non-cash items, estimated maintenance capital expenditures, gains and losses on vessel sales, unrealized gains and losses from derivatives, income (loss) from variable interest entities, non-cash income taxes, loss on write down of vessels and unrealized foreign exchange related items. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is not defined by GAAP and should not be considered as an alternative to net loss or any other indicator of the Partnership’s performance required by GAAP. The table below reconciles distributable cash flow to net loss for the quarter.

Three Months Ended
September 30, 2011
(unaudited)
Net loss	(75,375)
Add (subtract):
Depreciation and amortization	46,903
Write-down of vessels	23,961
Foreign exchange and other, net	3,775
Deferred income tax recovery	(3,920)
Estimated maintenance capital expenditures	(26,121)
Unrealized losses on non-designated derivative instruments (1)	87,560

Distributable Cash Flow before Non-Controlling Interest	56,783
Non-controlling interests’ share of DCF	(4,634)

Distributable Cash Flow	52,149

(1)	Derivative instruments include interest rate swaps and foreign exchange forward contracts.
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TEEKAY OFFSHORE PARTNERS L.P.
APPENDIX C — SUPPLEMENTAL SEGMENT INFORMATION

(in thousands of U.S. dollars)
Three Months Ended September 30, 2011
(unaudited)

	Shuttle	Conventional
	Tanker	Tanker	FSO	FPSO
	Segment	Segment	Segment	Segment	Total
Net revenues (1)	122,825	29,200	14,713	42,066	208,804
Vessel operating expenses	40,327	5,965	7,164	18,185	71,641
Time-charter hire expense	18,620	—	—	—	18,620
Depreciation and amortization	29,102	5,572	2,945	9,284	46,903
General and administrative	12,449	1,021	674	3,499	17,643
Write-down of vessels	8,319	15,642	—	—	23,961

Income from vessel operations	14,008	1,000	3,930	11,098	30,036

Three Months Ended September 30, 2010
(unaudited)

	Shuttle	Conventional
	Tanker	Tanker	FSO	FPSO
	Segment(2)	Segment	Segment	Segment(3)	Total
Net revenues(1)	108,750	22,116	16,777	34,176	181,819
Vessel operating expenses	34,263	6,144	8,296	18,333	67,036
Time-charter hire expense	20,352	—	—	—	20,352
Depreciation and amortization	27,569	7,239	3,479	8,892	47,179
General and administrative	11,447	1,040	837	3,514	16,838

Income from vessel operations	15,119	7,693	4,165	3,437	30,414

(1)
Net revenues represents revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net revenues are a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekayoffshore.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(2)
Income from operations for the Amundsen Spirit shuttle tanker unit for the periods prior to its acquisition by the Partnership on October 1, 2010 when it was owned and operated by Teekay Corporation are required by GAAP to be included in Teekay Offshore’s results for such prior periods. The amounts included in this release related to the Amundsen Spirit shuttle tanker Dropdown Predecessor figures are only expected to impact the accounting for periods prior to the date the Amundsen Spirit shuttle tanker was acquired by the Partnership, and therefore will have no effect on the adjusted net income attributable to the partners or distributable cash flow of the Partnership for any period, including the third quarter of 2010.

(3)
Income from operations for the Rio das Ostras FPSO unit for the periods prior to its acquisition by the Partnership on October 1, 2010 when it was owned and operated by Teekay Corporation are required by GAAP to be included in Teekay Offshore’s results for such prior periods. The amounts included in this release related to the Rio das Ostras FPSO Dropdown Predecessor figures are only expected to impact the accounting for periods prior to the date the Rio das Ostras FPSO was acquired by the Partnership, and therefore will have no effect on the adjusted net income attributable to the partners or distributable cash flow of the Partnership for any period, including the third quarter of 2010.

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FORWARD LOOKING STATEMENTS
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the Partnership’s future growth prospects, cash flows and distributions to unitholders; the timing of delivery of the four newbuilding shuttle tankers and expected future increase in the Partnership’s distributable cash flow as a result of the new long-term contract with BG in Brazil; the industry fundamentals for deepwater offshore oil production, storage and transportation; the potential for Teekay to offer additional vessels to the Partnership and the Partnership’s acquisition of any such vessels, including the Petrojarl Foinaven, the Petrojarl Cidade de Itajai, the Sevan Voyageur, the Sevan Hummingbird and the newbuilding FPSO unit that will service the Knarr field under contract with BG Norge Limited; the Partnership’s intent to acquire from Sevan the Piranema FPSO unit and related cost and results to the Partnership; financing for the proposed Piranema FPSO, including the equity private placement transaction; and the potential for the Partnership to acquire other vessels or offshore projects from Teekay or third parties. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: vessel operations and oil production volumes; significant changes in oil prices; variations in expected levels of field maintenance; increased operating expenses; variability in shuttle tanker tonnage requirements under the Statoil master agreement; different-than-expected levels of oil production in the North Sea offshore fields; potential early termination of contracts, including the Rio das Ostras FPSO time-charter contract and the Statoil master agreement; failure of Teekay to offer to the Partnership additional vessels; the inability of the joint venture between Teekay and Odebrecht to secure new Brazil FPSO projects that may be offered for sale to the Partnership; failure to obtain required approvals by the Conflicts Committee of Teekay Offshore’s general partner to acquire to acquire other vessels or offshore projects from from Teekay or third parties; the Partnership’s ability to raise financing for the BG newbuilding shuttle tankers or to purchase additional assets; negotiation and finalization of definitive agreements for the proposed transactions with Sevan and any failure to satisfy related closing conditions, including obtaining approvals from Sevan’s shareholders, Sevan’s bondholders, regulatory authorities, Sevan FPSO charterers, and Sevan’s syndicate of banks relating to the Voyageur FPSO; and other factors discussed in Teekay Offshore’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2010. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.
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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P. By: Teekay Offshore GP L.L.C., its general partner
Date: November 10, 2011	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)